Abitibi-Consolidated Inc.
Consolidated Statements of Earnings (Loss)

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars, unless otherwise noted)	$	$	$	$

Sales	1 181	1 355	3 671	4 032

Cost of products sold, excluding amortization	897	966	2 722	2 897
Distribution costs	130	152	388	443
Countervailing and anti-dumping duties (note 7)	7	17	26	54
Selling, general and administrative expenses	34	44	100	128
Mill closure and other elements	1	18	13	27
Amortization of plant and equipment	106	146	319	395
Amortization of intangible assets	4	4	12	12
Operating profit from continuing operations	2	8	91	76
Financial expenses (note 2)	86	101	253	299
Gain on translation of foreign currencies	-	(206)	(141)	(118)
Other expenses (income)	8	(2)	22	4
Earnings (loss) from continuing operations before the following items	(92)	115	(43)	(109)
Income tax expense (recovery) (note 4)	(52)	13	(145)	(120)
Share of earnings from investments subject to significant influence	-	-	1	1
Non-controlling interests	(8)	(7)	(27)	(20)
Earnings (loss) from continuing operations	(48)	95	76	(8)
Earnings from discontinued operations	-	4	-	13
Net earnings (loss)	(48)	99	76	5

Per common share (in dollars, basic and diluted)
Earnings (loss) from continuing operations	(0.11)	0.22	0.17	(0.02)
Net earnings (loss)	(0.11)	0.23	0.17	0.01

Weighted average number of common
shares outstanding (in millions)	440	440	440	440

Consolidated Statements of Deficit

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars)	$	$	$	$

Deficit, beginning of period	(773)	(597)	(875)	(481)
Net earnings (loss)	(48)	99	76	5
Dividends declared	-	(11)	(22)	(33)
Deficit, end of period	(821)	(509)	(821)	(509)

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Statements of Cash Flows
	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
(unaudited)	2006	2005	2006	2005
(in millions of Canadian dollars)	$	$	$	$

Continuing operating activities
Earnings (loss) from continuing operations	(48)	95	76	(8)
Amortization	110	150	331	407
Future income taxes	(52)	4	(141)	(42)
Gain on translation of foreign currency long-term debt	-	(235)	(156)	(152)
Employee future benefits, excess of funding over expense	(36)	(16)	(54)	(56)
Gain on disposal of investment	-	-	-	(2)
Non-controlling interests	8	7	27	20
Other non-cash items	-	5	(3)	16
	(18)	10	80	183
Changes in non-cash operating working capital components	(43)	(52)	(196)	(112)
Cash flows from (used in) continuing operating activities	(61)	(42)	(116)	71

Financing activities of continuing operations
Increase in long-term debt	190	211	478	1 034
Repayment of long-term debt	(71)	(196)	(257)	(1 010)
Financing fees	-	-	-	(9)
Dividends paid to shareholders	-	(11)	(22)	(33)
Dividends and cash distributions paid to non-controlling interests	(13)	(6)	(31)	(15)
Other	-	-	-	1
Cash flows from (used in) financing activities of continuing operations	106	(2)	168	(32)

Investing activities of continuing operations
Additions to property, plant and equipment	(39)	(37)	(107)	(102)
Additions to intangible assets	-	-	(3)	-
Business acquisition, net of cash and cash equivalents	-	-	-	(13)
Net proceeds on disposal of an investment	-	-	-	2
Receipt on note receivable	-	-	10	-
Net proceeds on disposal of property, plant and equipment	3	9	4	9
Other	-	-	2	(2)
Cash flows used in investing activities of continuing operations	(36)	(28)	(94)	(106)

Cash from (used in) continuing operations	9	(72)	(42)	(67)
Cash generated (used) by discontinued operations	-	(21)	-	10

Increase (decrease) in cash and cash equivalents during the period	9	(93)	(42)	(57)
Foreign currency translation adjustment	-	(5)	-	(5)
Cash and cash equivalents, beginning of period	16	171	67	135
Cash and cash equivalents, end of period	25	73	25	73

Cash and cash equivalents, at the end of the period, related to
Continuing operations			25	57
Discontinued operations			-	16
25				73

See accompanying Notes to consolidated financial statements

Components of the changes in non-cash operating working capital
Accounts receivable	(23)	(16)	(21)	(85)
Inventories	(39)	-	(43)	(17)
Prepaid expenses	1	(1)	(21)	(17)
Accounts payable and accrued liabilities	18	(35)	(111)	7
	(43)	(52)	(196)	(112)

Cash outflows (inflows) during the period related to
Interest on long-term debt	73	93	232	267
Income taxes	(1)	4	1	(49)
	72	97	233	218

Abitibi-Consolidated Inc.
Consolidated Balance Sheets
	September 30	December 31
(unaudited)	2006	2005
(in millions of Canadian dollars)	$	$

ASSETS

Current assets
Cash and cash equivalents	25	67
Accounts receivable	511	436
Inventories	692	652
Prepaid expenses	73	52
	1 301	1 207

Property, plant and equipment	3 995	4 260
Intangible assets	464	473
Employee future benefits	308	248
Future income taxes	385	414
Other assets (note 7)	99	146
Goodwill	1 296	1 296
	7 848	8 044

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 5)	809	933
Long-term debt due within one year	86	18
	895	951

Long-term debt (note 3)	3 748	3 744
Employee future benefits	157	154
Future income taxes	560	716
Non-controlling interests	73	78

Shareholders' equity
Capital stock	3 518	3 518
Contributed surplus	39	34
Deficit	(821)	(875)
Foreign currency translation adjustment	(321)	(276)
	2 415	2 401

	7 848	8 044

See accompanying Notes to consolidated financial statements

Abitibi-Consolidated Inc.
Consolidated Business Segments
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

			Operating	Additions to	Sales
Three months ended September 30, 2006	Sales	Amortization	profit (loss) (1)	capital assets (2)	volume
$		$	$	$
Newsprint	630	59	40	22	848 (a)
Commercial printing papers	386	38	(5)	9	446 (a)
Wood products (3)	165	13	(33)	8	439 (b)
Continuing operations	1 181	110	2	39

Three months ended September 30, 2005
Newsprint	748	94	9	19	1 014 (a)
Commercial printing papers	395	43	1	7	451 (a)
Wood products (3)	212	13	(2)	11	479 (b)
Continuing operations	1 355	150	8	37

			Operating	Additions to	Sales
Nine months ended September 30, 2006	Sales	Amortization	profit (loss) (1)	capital assets (2)	volume
$		$	$	$
Newsprint	1 929	178	145	56	2 581 (a)
Commercial printing papers	1 142	117	(24)	34	1 327 (a)
Wood products (3)	600	36	(30)	20	1 479 (b)
Continuing operations	3 671	331	91	110

Nine months ended September 30, 2005
Newsprint	2 161	236	40	51	2 972 (a)
Commercial printing papers	1 165	132	(7)	24	1 334 (a)
Wood products (3)	706	39	43	27	1 519 (b)
Continuing operations	4 032	407	76	102

(1)
Operating profit for the "Newsprint" segment for the nine months ended September 30, 2006 includes $7 million of mill closure and other elements ($18 million and $27 million of mill closure and other elements for the three and nine months ended September 30, 2005). The nine months ended September 30, 2006 also include a reduction of SG&A expenses of $6 million related to the reversal of prior years' provision of capital tax (No such amount in 2005). In addition, the three and nine months ended September 30, 2005 included $23 million of assets write downs.

Operating profit (loss) for the "Commercial printing papers" segment for the three and nine months ended September 30, 2006 includes respectively $1 million and $6 million of mill closure and other elements (No such amount in 2005). In addition, the nine months ended September 30, 2006 include a reduction of SG&A expenses of $3 million related to the reversal of prior years' provision of capital tax (No such amount in 2005).

Operating profit (loss) for the "Wood products" segment for the nine months period ended September 30, 2006 includes a reduction of SG&A expenses of $2 million related to the reversal of prior years' provision of capital tax (No such amount in 2005).

(2)		Capital assets include property, plant and equipment and intangible assets.
(3)
Wood products sales exclude inter-segment sales of $37 million for the three months ended September 30, 2006 ($34 million for the three months ended September 30, 2005 and $125 millions for the nine months ended September 30, 2006 and September 30, 2005.

(a)		in thousands of tonnes
(b)		in millions of board feet
				September 30	December 31
				2006	2005
Total assets				$	$
Newsprint				4 287	4 490
Commercial printing papers				2 708	2 701
Wood products				853	853
				7 848	8 044

Abitibi-Consolidated Inc.
Notes to Consolidated Financial Statements
September 30, 2006
(unaudited)
(in millions of Canadian dollars, unless otherwise noted)

1.	Summary of significant accounting policies

These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), with the exception that their disclosures do not conform in all material respects to the requirements of GAAP for annual financial statements. They should be read in conjunction with the latest annual financial statements.

	These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2005.

2.	Financial expenses
			Three months ended		Nine months ended
			September 30		September 30
		2006	2005	2006	2005
		$	$	$	$

	Interest on long-term debt	81	92	237	275
	Amortization of deferred financing elements related to debt	4	7	12	18
	Premium on early retirement of debt and other elements related
	to early debt retirement	-	2	-	12
	Interest income	-	(2)	(2)	(14)
	Other	1	2	6	8
		86	101	253	299

3.	Credit facilities
	During the third quarter of 2006, the Company increased its revolving credit facilities from $700 million to $750 million as a new lender joined the banking syndicate.

4.	Income tax adjustments

In the three months ended September 30, 2006, favourable future income tax adjustments of approximately $21 million are included in income tax recovery. From this amount, $12 million is related to the finalization of prior-years tax audits and $9 million is from other favorable adjustments (unfavourable income tax adjustments of $2 million in the three months ended September 30, 2005). The nine months ended September 30, 2006 include a total favourable income tax adjustments of $106 million from which $63 million relates to the reduction in Canadian federal income tax rate announced in the second quarter, $12 million related to the finalization of prior-years tax audits and $31 million of other favorable adjustments (the nine months ended September 30, 2005 include a total favorable income tax adjustments of $65 million). As mentioned previously, the Canadian federal income tax rate will decrease from 22.12% in 2006 to 20.5% in 2008, to 20% in 2009 and to 19% in 2010.

5.	Mill closure elements provision

The following table provides a reconciliation of the mill closure elements provision (excluding defined benefit pension and other benefits cost, early retirement program and labour force reductions, inventory obsolescence, asset retirement obligations and other gains) for the periods:

Three months ended				Nine months ended
September 30				September 30
		2006	2005	2006	2005
		$	$	$	$

	Mill closure elements provision, beginning of period	20	4	38	17
	Mill closure elements incurred during the period	-	15	-	15
	Payments	(2)	(1)	(20)	(14)
	Mill closure elements provision, end of period	18	18	18	18

	The Company expects to pay most of the balance of the provision for mill closure elements within the next twelve months.

6.	Employee future benefits
	The following table provides total employee future benefits costs for the periods:
Three months ended				Nine months ended
September 30				September 30
2006			2005	2006	2005
		$	$	$	$

	Defined contribution pension plans	4	4	11	11
	Defined benefit pension plans and other benefits	39	34	112	91
		43	38	123	102

7.	Subsequent event

Effective October 12, 2006, the governments of Canada and the United Sates implemented an agreement for the settlement of the softwood lumber dispute. The Company expects to receive during the fourth quarter of this year, approximately 81.5% of the total deposits paid plus interest. This amount is expected to be approximately US$235 million. The Company has previously recorded $57 million (US$52 million) on its balance sheet, which amount has been reclassified in the current quarter from Other assets to Current assets under Accounts receivable and the balance is expected to be recognized in the fourth quarter upon final settlement.

8.	Comparative figures
	Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.